AM
3.1.2004

04001896

VF 2-26-04

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
FEB 2 5 2004
WASH. D.C. 158

SEC FILE NUMBER
8- 36625

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Bank Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchman's Lane, Suite 305
(No. and Street)

Louisville (City) Kentucky (State) 40205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L. Hargrove 502-451-6633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chilton & Medley, PLC
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

2500 Meidinger Tower, 462 South Fourth Street, Louisville, KY 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/2

OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me, in my presence, this 24th day of February, 2004.

Signature

President

Title

Notary Public

Notary Public, State at Large, KY
My commission expires Sept. 30, 2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Bank Services, Inc.
(a wholly-owned subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Nine Months Ended December 31, 2003
and Year Ended March 31, 2003

CHILTON & MEDLEY

Investment Bank Services, Inc.

Table of Contents

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Financial Statements

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying balance sheets of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of December 31, 2003 and March 31, 2003, and the related statements of income, stockholder's equity and cash flows for the nine months ended December 31, 2003 and year ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2003 and March 31, 2003, and the results of its operations and its cash flows for the nine months ended December 31, 2003 and year ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 4, 2004

502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Investment Bank Services, Inc.
Balance Sheets
December 31, 2003 and March 31, 2003

	December 31, 2003	March 31, 2003
Assets		
Current Assets		
Cash	$ 46,616	$ 24,591
Short-term investment	-	10,000
Interest receivable	-	65
Prepaid expenses	360	352
Total Current Assets	46,976	35,008
Investment in Closely-held Entity	14,250	25,000
Total Assets	$ 61,226	$ 60,008
Liabilities and Stockholder's Equity		
Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Retained earnings	5,226	4,008
	61,226	60,008
Total Liabilities and Stockholder's Equity	$ 61,226	$ 60,008

The accompanying notes are an integral part of these financial statements.

Investment Bank Services, Inc.
Statements of Income
Nine Months Ended December 31, 2003
and Year Ended March 31, 2003

	December 31, 2003	March 31, 2003
Revenues	$ 454,573	$ 615,000
Expenses		
Consultant fees	445,000	605,500
Accounting fees	3,342	2,925
Filing fees	3,483	4,684
Insurance	303	603
Taxes and licenses	1,293	674
Miscellaneous	46	24
	453,467	614,410
Income from Operations	1,106	590
Other Income		
Interest income	112	329
Net Income	$ 1,218	$ 919

The accompanying notes are an integral part of these financial statements.

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Nine Months Ended December 31, 2003
and Year Ended March 31, 2003

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2002	100	$ 1	$ 30,999	$ 3,089	$ 34,089
Contribution of capital	-	-	25,000	-	25,000
Net Income for year	-	-	-	919	919
Balance at March 31, 2003	100	1	55,999	4,008	60,008
Net Income for period	-	-	-	1,218	1,218
Balance at December 31, 2003	100	$ 1	$ 55,999	$ 5,226	$ 61,226

The accompanying notes are an integral part of these financial statements.

Investment Bank Services, Inc.
Statements of Cash Flows
Nine Months Ended December 31, 2003
and Year Ended March 31, 2003

	December 31, 2003	March 31, 2003
Cash Flows from Operating Activities		
Net income	$ 1,218	$ 919
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Interest receivable	65	(65)
Prepaid expenses	(8)	-
Net Cash Provided by Operating Activities	1,275	854
Cash Flows from Investing Activities		
Maturities of short-term investments	10,000	20,000
Repurchase of short-term investments	-	(20,000)
Purchase of investment in closely-held entity	-	(25,000)
Proceeds from sale of shares in closely-held entity	10,750	-
Net Cash Provided (Used) by Investing Activities	20,750	(25,000)
Cash Flows from Financing Activities		
Additional paid-in capital contribution	-	25,000
Net Cash Provided by Financing Activities	-	25,000
Increase in Cash	22,025	854
Cash at Beginning of Year	24,591	23,737
Cash at End of Year	$ 46,616	$ 24,591

The accompanying notes are an integral part of these financial statements.

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. ("the Company") is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes.

Effective April 1, 2003, the Company changed its fiscal year end to December 31.

Note B - Summary of Significant Accounting Policies

1. Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Investments: The Company's short-term investment consisted of a certificate of deposit and was carried at cost which was equal to the fair value. The non-current investment is common stock in a non-publicly traded company. The investment was originally recognized at cost, the fair value at purchase, and is carried at cost subject to nontemporary impairment.

3. Revenue and Cost Recognition: Revenue associated with the sale or conversion of financial institutions is recognized at the time the transaction is completed and the income is reasonably determined. Contingent expenses associated with activities, such as consultant fees and certain legal fees, are recognized concurrently with the revenues.

   Revenue from consulting is generally recognized when the related service has been performed by the Company. Other operating expenses are accounted for on the accrual basis of accounting.

4. Income Taxes: Effective April 1, 2003, the Company's parent, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation. In conjunction with this election, the Company elected to become a Qualified Subchapter S Subsidiary. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements as of December 31, 2003. In regard to the Company, determination of income for income tax purpose does not differ materially from accounting principles generally accepted in the United States.

Note C - Investment in Closely-held Entity

During the year ended March 31, 2003, the Company acquired a $25,000 investment in a non-publicly traded company. A portion of the shares were sold to the estate of the former chief executive officer of the Company during the nine months ended December 31, 2003. The sales price equaled the pro-rata initial purchase price of the shares (no gain or loss was realized). The investment is stated at its original purchase price (fair value) of $14,250 at December 31, 2003 ($25,000 at March 31, 2003). The Company has determined that the investment is not impaired as of December 31, 2003 or March 31, 2003.

Note D - Related Party Transactions

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but generally contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. Consultant fee expense to the Parent Company under this arrangement was $445,000 during the nine months ended December 31, 2003 and $605,500 during the year ended March 31, 2003.

As stated in Note C, the Company sold a portion of its investment in a closely-held entity to the estate of its former chief executive officer during the nine months ended December 31, 2003. The proceeds were $10,750, and no gain or loss was recognized on the sale.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by the rule. At December 31, 2003 and March 31, 2003, the Company has net capital of $46,616 and $34,542, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note F - Concentrations of Risk

For the nine months ended December 31, 2003, four engagements represent 86% of total revenues. Two engagements represented 88% of total revenues for the year ended March 31, 2003.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying financial statements of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of and for the nine months ended December 31, 2003 and year ended March 31, 2003, and have issued our report thereon dated February 4, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 4, 2004

502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Supplementary Information
Required by Rule 17a-5 of
the Securities and Exchange Commission

CHILTON & MEDLEY

Investment Bank Services, Inc. **Schedule 1**
Schedules of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 and March 31, 2003

	December 31, 2003	March 31, 2003
Net Capital		
Total Stockholder's Equity	$ 61,226	$ 60,008
Non-Allowable Assets		
Prepaid insurance	(360)	(352)
Interest receivable	-	(65)
Investment in closely-held entity	(14,250)	(25,000)
	(14,610)	(25,417)
Net Capital before Haircut on Short-term Investment	46,616	34,591
Haircuts on Short-term Investment		
Certificate of deposit penalty	-	(49)
Net Capital	$ 46,616	$ 34,542

There are no differences between net capital as reported above for nine months ended December 31, 2003 and year ended March 31, 2003, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2003 and March 31, 2003.

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Investment Bank Services, Inc. **Schedule 2**
Computation for Determination of Reserve Requirements
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003 and March 31, 2003

	December 31, 2003	March 31, 2003
Total Credit Items	$ -	$ -
Total Debit Items	-	-
Excess of Total Debits Over Total Credits	$ -	$ -

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Investment Bank Services, Inc. **Schedule 3**
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003 and March 31, 2003

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(1):

- The Company is not an insurance company of any type and the Company does not have any transactions with registered investment companies. The Company does not have any dealer transactions (Section (k)(1)(i)).
- The Company's transactions as a broker (agent) are limited to the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States (Section (k)(1)(ii)).
- All funds and securities are promptly transmitted / delivered; no funds or securities are held and no money or securities are owed to customers (Section (k)(1)(iii)).
- The Company is not an insurance company of any type. (Section (k)(1)(iv)).

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5

To the Board of Directors
Investment Bank Services, Inc.

In planning and performing our audits of the financial statements of Investment Bank Services, Inc. ("the Company"), for the nine months ended December 31, 2003 and year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(k)(1). The Company is exempt from Rule 15c3-3 under the exemption provisions of section (k)(1). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5 (Continued)

to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 4, 2004